UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of Febuary 2022

Commission File Number 001-38896

Luckin Coffee Inc.

(Exact Name of Registrant as Specified in Its Charter)

28th Floor, Building T3, Haixi Jingu Plaza

1-3 Taibei Road

Siming District, Xiamen City, Fujian

People’s Republic of China, 361008

+86-592-3386666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Luckin Coffee Receives Notice of Satisfaction of Penalty Provisions from the Securities and Exchange Commission

Luckin Coffee Inc. (in Provisional Liquidation) (“Luckin Coffee” or the “Company”) (OTC: LKNCY) has satisfied the civil penalties arising from its previously disclosed settlement agreement with the Securities and Exchange Commission (the “SEC”). As set forth in the Final Judgment of the United States District Court for the Southern District of New York (the “Court”), the Company was subject to a civil penalty of US$180 million, which was to be offset by the value of any cash payments made to its security holders pursuant to the previously announced scheme of arrangement which governs the restructuring of Luckin Coffee’s US$460 million 0.75% Convertible Senior Notes due 2025 (the “Scheme”).

On February 3, 2022, the SEC filed with the Court a notice (the “Notice”) acknowledging that Luckin Coffee has satisfied the penalty provisions of the Final Judgment of the Court by making cash payments to the Company’s security holders through the Scheme. A copy of the Notice is attached as Exhibit 99.1 to this Form 6-K.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including Joint Provisional Liquidators. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the ongoing restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the timing of the completion or outcome of the audit of Luckin Coffee’s financial statements; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee

Luckin Coffee (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luckin Coffee Inc.

Date:	Febuary 4, 2022	By:	/s/ Reinout Hendrik Schakel
			Name:	Reinout Hendrik Schakel
			Title:	Chief Financial Officer and Chief Strategy Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Satisfaction of Penalty Provisions Only of Final Judgment Against Luckin Coffee Inc.

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